Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Loton, Corp,
a Nevada corporation

Subsidiaries	Jurisdiction

LiveXLive, Corp. (formerly FestreamTV, Corp.)	Delaware

KOKO (Camden) Holdings (US), Inc.	Delaware

KOKO (Camden) Limited	United Kingdom

Obar (Camden) Holdings Limited (Attributable investment interest 50%)	United Kingdom

Obar (Camden) Limited (Attributable investment interest 50%)	United Kingdom